Exhibit 99.1

Ayr Wellness Announces April Conference Participation

MIAMI, March 31, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr'' or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced its participation in the following conferences during the month of April:

•	Virtual BTIG Global Cannabis Conference – April 6, 2022

o	Ayr Wellness will participate virtually in a fireside chat for conference attendees and will host one-on-one and small group meetings throughout the day.

•	Benzinga Cannabis Capital Conference – April 20-21, 2022

o	Ayr will participate in a panel discussion, Differentiating Top MSO Investment Opportunities, on Wednesday, April 20 at 10:30am ET.

•	Women in Cannabis Summit – April 28, 2022

o	Ayr will sponsor the Women in Cannabis Summit at the Manhattan Manor in New York City and will participate in a panel discussion for conference attendees.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829

Email: ayr@elevate-ir.com
Email: IR@ayrwellness.com